AD 2/11

[redacted]

13010284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68371

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2011 (MM/DD/YY) AND ENDING 03/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aviate Global (US) LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 ARGYLL STREET
(No. and Street)

LONDON (City) | (State) | W1F 7EB (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE | (603) 773 9940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC, CPAs
(Name – *if individual, state last, first, middle name*)

340 NORTH AVENUE (Address) | CRANFORD (City) | NJ (State) | 7016 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 06 2013
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/11/13

OATH OR AFFIRMATION

I, Peter Grayson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aviate Global LP, as of 31 March, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A.

Signature

Head of Operations Partner.

Title

London 4 Feb 2013.

Notary Public

DR PINNA 35 PICCADILLY LONDON W1J 0LJ NOTARIES PUBLIC

SEBASTIAN JACK ROBERT LABOVITCH
Notary Public of London, England
My commission expires with life

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


NOTARY PUBLIC

AVIATE GLOBAL LP

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

MARCH 31, 2012

MSPC
Certified Public
Accountants and Advisors, P.C.

An independent firm associated with
MOORE STEPHENS

AVIATE GLOBAL LP

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

MARCH 31, 2012

AVIATE GLOBAL LP

CONTENTS

REPORT OF INDEPENDENT AUDITOR

To the Partner of
Aviate Global LP

We have audited the accompanying statement of financial condition of Aviate Global LP, (the "Company"), as of March 31, 2012, and the related statements of income (loss), changes in partner's capital and cash flows for the year ended March 31, 2012, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviate Global LP as of March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MS PC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
June 8, 2012

AVIATE GLOBAL LP

STATEMENT OF FINANCIAL CONDITION AS OF MARCH 31, 2012

Assets:	
Cash	$ 84,441
Receivable from Broker-Dealer:	
Other Receivable	100,000
Commissions Receivable	102,023
Total Receivable from Broker-Dealer	202,023
Prepaid Expenses	4,125
Total Assets	$ 290,589
Liabilities and Stockholders' Equity:	
Current Liabilities:	
Accounts Payable	$ 13,972
Partner's Capital	276,617
Total Liabilities and Partner's Capital	$ 290,589

The Accompanying Notes are an Integral Part of these Financial Statements.

STATEMENT OF INCOME (LOSS) FOR THE YEAR ENDED MARCH 31, 2012

Revenue:	
Commission Income	$ 648,787
Expenses:	
Commissions	40,834
Regulatory	3,440
Other Operating Expenses	7,990
Professional Fees	38,014
Marketing	100,946
Compliance	158,923
Data Feeds	42,175
Other Administrative and Start-Up Costs	69,258
Total Expenses	461,580
Net Income	$ 187,207

The Accompanying Notes are an Integral Part of these Financial Statements.

STATEMENT OF CHANGES IN PARTNER'S CAPITAL FOR THE YEAR ENDED MARCH 31, 2012

Partner's Capital Balance at April 1, 2011	$ 171,714
Partner's Contribution	41,153
Distributions to Partner	(123,457)
Net Income	187,207
Partner's Capital Balance at March 31, 2012	$ 276,617

The Accompanying Notes are an Integral Part of these Financial Statements.

AVIATE GLOBAL LP

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED MARCH 31, 2012

Operating Activities:	
Net Income	$ 187,207
Adjustments to Reconcile Net Income to Net Cash (Used for) Operating Activities:	
Changes in Assets and Liabilities:	
(Increase) Decrease in:	
Commissions Receivable	(87,113)
Prepaid Expenses	(625)
Increase (Decrease) in:	
Accounts Payable	10,318
Net Cash Provided by Operating Activities	109,787
Investing Activities:	
Repayment of Advance from Aviate Global LLP	(82,165)
Financing Activities:	
Partner's Contributions	41,153
Partner's Distribution	(123,457)
Net Cash Used for Financing Activities	(82,304)
Net Decrease in Cash	(54,682)
Cash -Beginning of Year	139,123
Cash - End of Year	$ 84,441

The Accompanying Notes are an Integral Part of these Financial Statements.

[1] Organization and Nature of Business

Aviate Global LLC (the "LLC") was organized in the State of Delaware on August 10, 2009. On March 26, 2010, the LLC converted to a limited partnership, Aviate Global LP (the "Company"). The Company is 100% owned by Aviate Global LLP. The Company is a broker dealer registered with the Financial Industry Regulatory Authority, Inc. and was organized as a single partner limited partnership principally to engage in research and trade execution for institutional investors.

Administrative activities are performed by employees of Aviate Global LLP. .

[2] Summary of Significant Accounting Policies

[A] Use of Estimates **-** The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[B] Income Taxes **-** No provision for income taxes has been made in the accompanying financial statement as the Company is a partnership whereby payment of federal and state income taxes is the responsibility of the Partner.

[C] Revenue Recognition **-** Commissions relating to securities transactions are recorded on a trade date basis.

[E] Cash **-** Cash consists of amounts on deposit at financial institutions.

[3] Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2012, the Company had net capital of $272,492, which was $267,492 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1.

[4] Credit/Concentration Risks

The Company maintains balances in financial institutions which at times may exceed the maximum level of insurance provided by Securities Investor Protection Corporation. At March 31, 2012, the Company does not have any exposure to credit risks beyond insured amounts. The Company does not require collateral or other security to support financial instruments subject to credit risk.

[5] Related Party Transaction

As of March 31, 2012, the Company has a payable of approximately $82,000 to Aviate Global LLP, the Parent company.

[6] Subsequent Events

The Company's management has evaluated subsequent events through June 8, 2011, the date these financial statements were available to be issued. There were no subsequent events.

. . . .

AVIATE GLOBAL LP

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED MARCH 31, 2012

Net Capital:	
Total Partner's Capital	$ 276,617
Non-Allowable Assets	(4,125)
Net Capital	$ 272,492
Aggregate Indebtedness:	
Items Included in Statement of Financial Condition:	
Accounts Payable	$ 13,972
Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required:	
A. Based On Aggregate Indebtedness	931
B. Based On Minimum Dollar Requirement	5,000
Net Capital Requirement (Greater of A or B)	5,000
Excess Net Capital	$ 267,492
Excess Net Capital at 1000%	$ 266,492
Ratio: Aggregate Indebtedness to Net Capital	0.51 To 1

Note: There is no material difference between this computation and the Company's corresponding computation included in the amended unaudited Focus Report Part IIA filing as of March 31, 2012

See Report of Independent Auditor.

AVIATE GLOBAL LP

STATEMENT PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2012

The Company, pursuant to Regulation 240.15c3-3 (k)(2)(ii), is a general broker-dealer that is exempt from the reporting requirements of Rule 15c3-3 as it is an introducing broker-dealer only and does not carry customer accounts.

For the period April 1, 2011 through March 31, 2012, there were no liabilities subordinated to claims of creditors.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partner of
Aviate Global LP

In planning and performing our audit of the financial statements of Aviate Global LP, (the "Company") as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 and

2. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the partner, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
June 8, 2012

REPORT OF INDEPENDENT AUDITORS ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partner of
Aviate Global LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by Aviate Global LP (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
June 8, 2012

Kim

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Aviate Global LP
40 Argyll Street
London W1F 7EB

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert Cheetham (44)(0)20 7233 3251

2. A. General Assessment (item 2e from page 2) $ 1,622
   B. Less payment made with SIPC-6 filed (exclude interest) (946)
   Jan 2012
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 676
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 676
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 676
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

X ____________________
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1, 20 11
and ending 3/31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 648,787
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	∅
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	∅
2d. SIPC Net Operating Revenues	$ 648,787
2e. General Assessment @ .0025	$ 1,622

(to page 1, line 2.A.)